Alexander M. Donaldson
adonaldson@wyrick.com

December 21, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:  Ruairi Regan

Re:	Nephros, Inc. Registration Statement on Form S-1 Amended November 8, 2010 File No. 333-169728

Dear Mr. Regan:

We write this letter on behalf of our client Nephros, Inc. (the “Company”) in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated November 23, 2010.  Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics

Facing Page

1.
We note your revised disclosure in response to prior comment 1 on page II-2 that Lambda will be entitled "to purchase 60,194,226 Units at the subscription price of $0.02 per Unit in the rights offering." Given this disclosure, and because it appears that the 60,194,226 units that Lambda is entitled to purchase are included in the 175 million units being offered in the registered offering, it remains unclear how you concluded that the private offering to Lambda is not being completed via the registered offering. Please clarify whether the units being offered to Lambda are included in the 175 million units being registered and, if so, provide the analysis requested in our prior comment 1.

U.S. Securities and Exchange Commission
December 21, 2010

The Company is distributing to its stockholders non-transferrable subscription rights to purchase up to 175,000,000 Units in the rights offering, and is registering that number of Units, as well as the shares and warrants to purchase shares of the Company’s common stock underlying the Units and shares of the Company’s common stock issuable upon exercise of the warrants.  Lambda Investors will receive subscription rights on the same terms as other stockholders of the Company, however, as disclosed on the cover page and elsewhere throughout (e.g., pages 6, 14 and 45), Lambda Investors committed to purchase, through a private placement evidenced by a purchase agreement, 60,194,226 Units, which amount equals the number of Units that would otherwise be available for purchase by Lambda Investors pursuant to the exercise of its basic subscription privilege, at the rights offering subscription price of $0.02 per Unit, so long as certain conditions are met. In addition, Lambda Investors has the right to purchase, at the rights offering subscription price, that number of Units that would otherwise be available for purchase by Lambda Investors pursuant to its over-subscription privilege in the event the Company’s other stockholders do not exercise their basic subscription privileges in full and Lambda Investors purchases 60,194,266 Units under the purchase agreement. Lambda Investors’ purchase commitment is reflected in that certain Senior Secured Note of the Company, dated October 1, 2010, issued to the Purchaser (the “Note”), and that certain Purchase Agreement, dated as of October 1, 2010, by and among the Company and Lambda Investors (the “Purchase Agreement”), filed as Exhibit 10.56 and Exhibit 10.58, respectively, to the Registration Statement.

In order to ensure compliance with Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), given that Lambda Investors committed to purchase Units prior to the filing of the registered offering, the offering of Units to Lambda Investors is being made in reliance on the exemption for offers and sales of securities in a private placement pursuant to Section 4(2) of the Securities Act.  However, the Company has registered all 175,000,000 Units in the rights offering because it is possible that the conditions to Lambda Investors’ purchase commitment might not be met and other stockholders, through the exercise of their basic subscription and over-subscription privileges, will subscribe for all 175,000,000 Units offered. In any event, as is disclosed on page 60, prior to closing any private placement of Units with Lambda Investors, the Company will file a post-effective amendment to the Registration Statement to deregister any Units, and any shares and warrants to purchase shares of the Company’s common stock underlying such Units, remaining unsold in the rights offering.  Moreover, the Purchase Agreement contains Lambda Investors’ agreement not to exercise its subscription rights in the rights offering and its acknowledgment that any Units purchased by Lambda Investors and the shares and warrants to purchase shares of the Company’s common stock underlying them will not have been registered under the Securities Act when issued and may not be offered or sold except pursuant to an effective registration statement under, or an exemption from the registration requirements of, the Securities Act. All securities purchased by Lambda Investors will bear a restrictive legend to that effect.

U.S. Securities and Exchange Commission
December 21, 2010

In connection with this offer of securities to Lambda Investors, the Company is relying on the safe harbor provided by Rule 152 promulgated under the Securities Act, which provides that a private offering is not subject to integration with a public offering pursuant to a registration statement which is subsequently filed under the Securities Act if the private offering is completed prior to the filing of the registration statement. In the SEC’s Black Box Inc. no-action letter (June 26, 1990), the Staff advised that for the purposes of Rule 152, a private placement sale of securities may be treated as having been completed upon execution of an agreement—not on the later date when the private placement securities are issued—provided that the purchasers’ obligations are binding and subject only to conditions outside their control, even when a registration statement covering the same securities is later filed with the SEC. In order to satisfy the requirements of Black Box, the Company and Lambda Investors entered into a binding agreement under which Lambda Investors became, subject to certain conditions outside its control, irrevocably bound to fulfill its commitment to purchase the Company’s securities.

If the safe harbor provided by Rule 152 was not otherwise available to the Company or if the offering was not considered completed upon issuance of the Note and/or execution of the Purchase Agreement, the Company believes that the offer to Lambda Investors constitutes a valid private placement pursuant to Section 4(2) of the Securities Act that is not vitiated by the concurrent filing of a registration statement.  Securities Act Release No. 8828 sets forth the applicable standards to determine whether concurrent public and private offerings should be integrated and states that “the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.”  The Staff’s Compliance and Disclosure Interpretation, Section 139.25, provides further clarification that “if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.”  In the instant situation, as Lambda Investors committed to purchase Units prior to the filing of the Registration Statement, the Company believes it is clear that Lambda Investors was not solicited pursuant to the Registration Statement but rather became aware of the offer solely by reason of its existing relationship with the Company as the largest stockholder thereof, with representatives on the Company’s board of directors, one of whom is currently serving as Acting Chief Executive Officer of the Company.

U.S. Securities and Exchange Commission
December 21, 2010

In addition, the Company believes that the Staff's position known as the “Macy’s” position, which the Company understands to stand for the proposition that management does not need the protection of registration and would not be the object of general solicitation and therefore may participate in a private offering notwithstanding the pendency of a registration statement, is applicable in the instant matter because, as noted above, Lambda Investors is the Company’s largest stockholder, with representatives on the Company’s board of directors, one of whom is currently serving as Acting Chief Executive Officer of the Company.  The Company notes that the Staff expressly affirmed the availability of the “Macy’s” position in Compliance and Disclosure Interpretation, Section 139.25.

Finally the Company notes that its position on this matter, as reflected in the Registration Statement and discussed in this letter, tracks the handling of a similar situation in the Registration Statement on Form S-3 (File No. 333-162233) of Così, Inc., where executive officers of the company agreed to purchase shares from the company in a private placement in lieu of exercising their subscription privileges in a concurrent registered rights offering.

Plan of Distribution, page 56

2.
Please expand your response to prior comment 4 to describe the amount and nature of the fees and other out of pocket expenses that Lambda incurred that warranted the $50,000 payment in connection with the structuring of the rights offering. Also address clearly in your response the activities, if any, Lambda will undertake in connection with the offering.

Lambda Investors will not be undertaking any activities in connection with the rights offering beyond (1) previously disclosed discussions with the Company regarding the terms upon which it was prepared to support the rights offering (see the disclosure on pages 40 and 44), (2) its commitment to purchase Units in the private placement, subject to certain conditions, and (3) its surrender for cancellation of warrants to purchase up to 161,793,248 shares of the Company’s common stock to facilitate the rights offering. Lambda Investors incurred legal fees in connection with its loan to the Company, its commitment to purchase Units in the private placement and review of the rights offering documents. The Company has agreed to reimburse Lambda Investors for its out-of-pocket cost for such legal services up to $50,000. Since the reimbursement amount that the Company agreed to pay will only go toward legal fees, the references “other out-of-pocket expenses” have been removed from the disclosure on pages 9, 10, 11, 34, 40, 45, 97, F-29 and F-34.

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U.S. Securities and Exchange Commission
December 21, 2010

Please do not hesitate the contact me at (919) 781-4000 with any questions or comments you may have regarding the foregoing.

Sincerely, /s/Alexander M. Donaldson Alexander M. Donaldson

cc:      Paul A. Mieyal